Joseph A. Herz

212-801-6926

herzj@gtlaw.com

                January 31, 2017

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kim McManus, Senior Attorney

Office of Real Estate and Commodities

Re:	Rodin Global Property Trust, Inc.

Registration Statement on Form S-11

Filed October 17, 2016

File No. 333-214130

Dear Ms. McManus:

On behalf of Rodin Global Property Trust, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-11 (the “Registration Statement”).

Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Michael Lehrman of the Company, dated November 8, 2016 (the “Comment Letter”), relating to the Registration Statement filed with the Commission on October 17, 2016. This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement, together with four copies of this response letter as submitted to the Commission.

General

1.	We note your disclosure throughout that you may offer shares at a price that you believe reflects NAV per share of such stock more appropriately than the prior quarter’s NAV per share. Please expand your disclosure to clarify how you will calculate the updated NAV per share. To the extent your template for NAV disclosures filed in these circumstances will differ, please provide us with a draft.

Kim McManus, Esq.

January 31, 2017

Response:

In response to the Staff’s comment, the Company has deleted the disclosure throughout Amendment No. 1 which provided that the Company may offer shares at a price it believes reflects the NAV per share of such stock more appropriately than the prior quarter’s NAV per share in cases where the Company believes there has been a material change to the Company’s NAV per share since the end of the prior quarter.

2.	We note your response to comment 12 that promptly following any adjustment to the offering prices per share, you will file a prospectus supplement or post-effective amendment to the registration statement disclosing the offering prices and the effective date of such adjusted offering prices, and you will also post the updated information on your website. We also note your disclosure that you will ordinarily publish any adjustment to the NAV and the corresponding adjustments to the offering prices of your shares on or around the 45th day following each completed fiscal quarter. Given that investors do not know the specific day that adjustments to the per share prices will be released, whether pursuant to a quarterly adjustment or an adjustment in cases where you believe there has been a material change to your NAV, and they will not be contacted directly if there is a subsequent change in the per share prices, please describe the process by which investors will receive the pricing information.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages ii, 2,13,123, 169 and 175 of Amendment No. 1 to disclose that the Company expects to publish any adjustment to the NAV and the corresponding adjustments to the offering prices of the Company’s shares on the 45th day following each completed fiscal quarter, unless such day is a Saturday, Sunday or banking holiday, in which case publication will be on the next business day.

The Company believes that providing additional clarity as to the date of publication of any adjustment to NAV and the corresponding adjustment to the offering prices of the Company’s shares, if any, and removing the ability of the Company to make adjustments as a result of material changes to the Company’s NAV per share since the end of the prior quarter, combined with filing a prospectus supplement or post-effective amendment and posting on the Company’s website any new offering prices, will allow the Company’s investors to be fully apprised in a timely and consistent manner as to any changes to the offering prices of its shares.

Kim McManus, Esq.

January 31, 2017

Questions and Answers About this Offering

What Kind of Offering is this?, page 2

3.	We note your disclosure that you will ordinarily publish any adjustment to the NAV and the corresponding adjustments to the offering prices of your shares on or around the 45th day following each completed fiscal quarter, and your disclosure on page 169 that adjustments to the offering prices will be made publicly available by filing a prospectus supplement or post-effective amendment with the SEC and by posting on your website. Please revise your disclosure here and in the prospectus summary to more prominently describe when and where the transaction price will be available.

Response:

In response to the Staff’s comment, the Company has provided additional disclosure on pages ii, 2, 123, 169 and 175 of Amendment No. 1 describing when and where the offering prices will be available.

Estimated Use of Proceeds, page 64

4.	Please revise to remove the adjusted net proceeds available for investment figures in footnote 1 to the use of proceeds tables.

Response:

In response to the Staff’s comment, the Company has removed the adjusted net proceeds available for investment figures in footnote 1 to the use of proceeds tables on pages 65, 66 and 68 of Amendment No. 1.

Net Asset Value Calculation and Valuation Procedures

NAV and NAV Per Share Calculation, page 121

5.	We note your disclosure on page 122 that for purposes of calculating your NAV, the organization and offering costs paid by your advisor through the first anniversary of the date on which you satisfy the minimum offering will not be recognized in your financial statements until the reimbursement obligation is established or reflected in your NAV until you reimburse the advisor for these costs. Please tell us when such reimbursement obligation will be established for purpose of your financial statements and the guidance upon which you relied.

Response:

The Company advises the Staff that the reimbursement obligation will be established and recorded as a liability for purposes of its financial statements at the end of each month following the satisfaction of the minimum offering requirement in an amount equal to the lesser of (i) the organization and offering costs incurred by the advisor that previously have not been recorded as a reimbursement liability and (ii) one percent (1%) of the gross offering proceeds raised during such month. The Company’s policy with respect to recording the reimbursement liability in the Company’s financial statements will correspond to when the Company believes it is legally obligated to reimburse the advisor pursuant to the terms of the Advisory Agreement.

Kim McManus, Esq.

January 31, 2017

Plan of Distribution, page 169

6.	We note your disclosure that the transaction price may be revised after an investor makes a subscription request such that the price the investor will pay may be significantly different from the NAV per share as of the date on which the investor made the subscription request. Please explain to us how you intend to proceed (e.g., would you seek affirmative reconfirmation) if you materially amend the price after receiving subscriptions from potential investors based on the previously disclosed price.

Response:

The Company advises the Staff that in addition to notifying investors of any changes to the offering prices of its shares by making such information available in prospectus supplements or post-effective amendments filed with the Commission and on the Company’s website, the Company has added an acknowledgement in its subscription form whereby investors indicate that they understand that the price at which their investment is executed will be made available to them through a prospectus supplement or post-effective amendment and the Company’s website

The Company further advises the Commission that it will not accept any subscription agreements during the five business day period immediately prior to the effectiveness of the new purchase price and investors may withdraw their purchase request during such period.

Subscription Procedures, page 175

7.	We note your disclosure that a subscription request must be made by a completed and signed subscription agreement for a specific number of shares, and the full purchase price must be paid at the time of subscription. You also state on page 2 that investors who have not received notification of acceptance of their subscription agreements prior to your publication of new offering prices may withdraw their purchase request during the five business day period after publication of a new NAV. Please expand your discussion to describe your subscription process in more detail. Explain when you will accept subscriptions and what the price will be at the time of acceptance. In this regard, it appears that subscriptions may be submitted prior to the time that the transaction price will be available. Please tell us how investors will comply with these subscription procedures. Please also clarify the information regarding price that will be available to an investor at the time the investor is contractually committed to purchase.

Response:

In response to the Staff’s comment, the Company has expanded the disclosure on pages ii, 2, 123, 169, 175 of Amendment No. 1to (i) further describe the subscription process in more detail, including when the Company will accept subscriptions and what the price will be at the time of acceptance, and (ii) clarify the information regarding price that will be available to an investor at the time the investor is contractually committed to purchase shares.

***

Kim McManus, Esq.

January 31, 2017

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Bryan Hough, Esq.

Mr. Jorge L. Bonilla

Ms. Shannon Sobotka

Mr. Michael Lehrman, Rodin Global Property Trust, Inc.

Judith D. Fryer, Esq., Greenberg Traurig, LLP